SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, address and telephone number of person
authorized to receive notices and communications)
December 24, 2009
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	12 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		14,471,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,766,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,471,972

WITH	10	SHARED DISPOSITIVE POWER

		13,766,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,238,168

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.1%[1]

14	TYPE OF REPORTING PERSON

	IN

[1]	See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	12 Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%[2]

14	TYPE OF REPORTING PERSON

PN

[2]	See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	12 Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,004,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,822,423

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,004,254

WITH	10	SHARED DISPOSITIVE POWER

		18,822,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,826,677

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.8%[3]

14	TYPE OF REPORTING PERSON

	IN

[3]	See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	12 Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,399,007

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		20,399,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,655,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.6%[4]

14	TYPE OF REPORTING PERSON

	IN

[4]	See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	12 Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%[5]

14	TYPE OF REPORTING PERSON

OO

[5]	See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	12 Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,842,137

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,842,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,842,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%[6]

14	TYPE OF REPORTING PERSON

OO

[6]	See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	12 Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[7]

14	TYPE OF REPORTING PERSON

CO

[7]	See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	9	of	12 Pages
     This Amendment No. 8 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 8. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which has been filed as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
     Items 3, 4 and 5 are hereby amended to the extent hereinafter expressly set forth.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended to add the following information:
     On December 24, 2009, each of Laura Baudo Sillerman, the spouse of Sillerman, Kanavos and his spouse, Dayssi Olarte de Kanavos and TTERB purchased 1,171,875 shares of Common Stock upon the exercise of a like number of Issuer warrants. The exercise price of the warrants for 1,041,667 shares was $0.07 per share, while the exercise price of the warrants for the remaining 130,208 shares was $0.08 per share. Sillerman’s spouse used personal funds of $83,333.33 to exercise her 1,171,875 warrants, Kanavos and his spouse used personal funds of $83,333.33 to exercise their 1,171,875 warrants and TTERB used working capital of $83,333.33 to exercise its 1,171,875 warrants.
ITEM 4. Purpose of the Transaction.
     Item 4 of the Statement is hereby amended to add the following information:
     Sillerman’s spouse, Kanavos and his spouse and TTERB purchased the 3,515,625 shares of Common Stock upon the exercise of their warrants for investment purposes and to provide the Issuer with working capital.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) As of the date of this Statement:

CUSIP No.	302709-100	SCHEDULE 13D	Page	10	of	12 Pages
     Sillerman beneficially owns (i) directly 14,471,972 shares of Common Stock (consisting of: (A) 13,271,972 shares of Common Stock owned of record by Sillerman; and (B) 1,200,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $20.00 per share) and (ii) indirectly 13,766,196 shares of Common Stock (consisting of: (A) 766,917 shares of Common Stock owned of record by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; (B) 3,902,431 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; (C) 911,459 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.08 per share; (D) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per shares; and (E) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 41.1% of the 68,730,614 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 63,841,377 shares of Common Stock outstanding as of the date of this Statement and (y) the 4,889,237 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants.
     Kanavos beneficially owns (i) directly 14,419,066 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 8,936,969 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (E) 150,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $20.00 per share; (F) 911,459 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.08 per share; and (G) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share) and (ii) indirectly 5,407,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 28.8% of the 68,823,474 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 63,841,377 shares of Common Stock outstanding as of the date of this Statement and (y) the 4,982,097 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants. Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.
     Torino beneficially owns (i) directly 256,238 shares of Common Stock (consisting of: (A) 176,238 shares of Common Stock owned of record by Torino; and (B) 80,000 shares of Common Stock issuable upon the exercise of stock options held by Torino that are presently exercisable at $20.00 per share) and (ii) indirectly 20,399,007 shares of Common Stock (consisting of: (A) 5,556,870 shares of Common Stock owned of record by ONIROT; (B) 3,602,431 shares of Common Stock owned of record by TTERB; (C) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (D) 911,459 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.08 per share; (E) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by TTERB, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; and (F) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 29.6% of the 69,753,472 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 63,841,377 shares of Common Stock outstanding as of the date of this Statement and (y) the 5,912,095 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants.
     Atlas beneficially owns 5,407,611 shares of Common Stock, which represents approximately 8.5% of the 63,841,377 shares of Common Stock outstanding as of the date of this Statement. Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest

CUSIP No.	302709-100	SCHEDULE 13D	Page	11	of	12 Pages
in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.
     (b) As of the date of this Statement:
     Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman possesses sole voting and sole dispositive power over 14,471,972 shares of Common Stock and possesses shared voting power and dispositive power over 13,766,196 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 1,004,254 shares of Common Stock and possesses shared voting power and dispositive power over 18,822,423 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 256,238 shares of Common Stock and possesses shared voting power and dispositive power over 20,399,007 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,407,611 shares of Common Stock.
     (c) Except for the purchases of Common Stock upon the exercise of the warrants described herein, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 7 on December 24, 2009.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2009	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: December 28, 2009	Sillerman Capital Holdings, L.P.

/s/ Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman
Capital Holdings, Inc.
Its: General Partner

Dated: December 28, 2009	/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: December 28, 2009	/s/ Brett Torino
Brett Torino

Dated: December 28, 2009	ONIROT Living Trust dated 06/20/2000

/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: December 28, 2009	TTERB Living Trust

/s/ Brett Torino
By: Brett Torino, as Trustee

CUSIP No.	302709-100	SCHEDULE 13D	Page	12	of	12 Pages

Dated: December 28, 2009	Atlas Real Estate Funds, Inc.

By: /s/ Paul Kanavos
Name: Paul Kanavos
Title: President